EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE August 12, 2013

ITEM 3.	NEWS RELEASE Issued August 12, 2013 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.
SUMMARY OF MATERIAL CHANGE

The Company reported the discovery of a large, higher-grade copper-gold zone at Deep Kerr on the KSM project in British Columbia. This discovery reports significant mineralized intervals containing total metal values per tonne that are approximately two times KSM’s proven and probable reserve average, with some intervals exceeding 1.0% copper and gold grades as high as 1.7 grams per ton.

Seabridge believes that higher grades at Deep Kerr should help offset KSM’s large upfront capital costs, making the project more attractive to a possible joint-venture partner.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 12th day of August, 2013.

Seabridge Gold Inc.

Annex A

News Release

Trading Symbols:	TSX: SEA NYSE: SA	For Immediate Release August 12, 2013

Seabridge Discovers Large, Higher-Grade Copper-Gold Core Zone at KSM
Core hole K-13-24 cuts 123 meters of 0.85% copper and 0.86 g/T gold
Deep Kerr at least 1.5 km long, averages 200m wide with more than 500m in vertical extent

Toronto (Canada) – Seabridge Gold announced today that it has discovered a very large, higher-grade core zone at Deep Kerr on its 100%-owned KSM project in northwestern British Columbia, Canada. Sitting down dip and in part continuous from the Kerr deposit, Deep Kerr is reporting significant mineralized intervals containing total metal values per tonne that are approximately two times KSM’s proven and probable reserve average, with some intervals exceeding 1.0% copper and gold grades as high as 1.7 grams per tonne (g/T). Aggressive drilling with five large core rigs continues.

Three of this year's drill targets were selected as potential core zone targets – Deep Kerr, Mcquillan and Iron Cap. Seabridge Chairman and CEO Rudi Fronk noted that a core zone discovery at Deep Kerr was the primary objective of this year’s program. “KSM is already a very large project with excellent capital efficiency thanks to more than 50 years of reserves which are economic even at today’s lower metal prices. However, higher grades at Deep Kerr should help offset KSM’s large upfront capital costs, making the project more attractive to a possible joint-venture partner. The grades we are finding at Deep Kerr are exceptional and the size is highly significant. Conceptually, we believe that Deep Kerr could be exploited cost effectively from the Sulphurets valley floor. In our view, this discovery and the stability of operating in BC will appeal to both major base metal companies and large gold producers,” he said.

Fronk noted that the Deep Kerr discovery proves once again that Seabridge’s team of geologists is as good as any in the business. “We challenged our team to improve KSM and they have certainly done so. What’s more, they think that the best core zone at KSM has yet to be found--they have two more targets they plan to explore this year. However, the first priority is to infill at Deep Kerr this summer, enabling us to estimate an initial resource later this year.”

Assay results from the first three core holes drilled at Deep Kerr this year are as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
K-13-23	1470.4	1066.2	1362.4	296.2	0.40	0.73	1.15
K-13-24	1221.4 including	807.0	929.7	122.7	0.86	0.85	2.64
		813.0	874.9	61.9	0.44	1.02	2.80
		889.6	929.7	40.1	1.72	0.83	3.16
K-13-25	1256.0 including	928.8	1171.0	242.2	0.26	0.61	2.28
		1131.0	1171.0	40.0	0.35	1.02	2.84

The above reported drill holes were designed to intersect mineralized zones as close as technically feasible to a perpendicular angle to their strike. Therefore, the true widths of this mineralization are believed to be at least 75% of the reported intercepts. (For a drill location map and cross sections of the Deep Kerr, see www.seabridgegold.net/DKmap.pdf)

The KSM Project contains one of the largest undeveloped gold and copper reserves in the world. Its composite intrusive complex hosts four large gold-copper porphyry deposits with direct genetic links to epithermal vein deposits including the neighboring Brucejack/Valley of the Kings development owned by Pretium Resources. Core zones are the deep-seated parts of porphyry deposits which form in near magmatic conditions and typically report much higher grades than the broader stockwork systems surrounding them. In mining districts similar to KSM in size, with multiple magma sources and comparable mineralizing histories, such as Oyu Tolgoi, Pebble, Resolution, and Grasberg, major  discoveries have been made late in their exploration, often below shallow porphyry deposits like Kerr and Iron Cap.

KSM is a porphyry and epithermal mining district that has undergone deformation as the rocks that host the deposit were welded onto the North American continent. As a consequence of this deformation, many of the original geometric arrangements and mineralogical cues common in porphyry systems have been significantly modified. In 2012, two deep drill holes in Kerr contained evidence of the high-grade core zone, but uncertainty remained. Results from these recent drill holes show that although the mineralogy has been modified well after mineralization, the relict alteration is consistent with a deep, high temperature alteration assemblage. This alteration style includes orthoclase, biotite, magnetite, anhydrite and bornite.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2013 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed using fire assay atomic adsorption methods for gold, total digestion ICP methods for other elements, and atomic adsorption methods for Cu, Ag, Mo, Pb, Zn and As on samples with >0.5% Cu, by ALS Minerals Canada Ltd. in North Vancouver, B.C.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) whether the deposit will help offset the Project’s higher capital costs; (ii) the appeal of the deposit and of BC to major mining companies; (iii) the potential to find other, better core zones on the property; (iv) the generation of a resource estimate for the deposit later this year; (v) the estimated amount and grade of mineral reserves and mineral resources; (vi) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (vii) the amount of future production; and (vii) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

SEABRIDGE GOLD
KERR ZONE
Plan View and
Cross Section Index
12 Aug. 2013
421,200 mE
421,600 mE
422,000 mE
422,400 mE
6,259,600 mN
6,259,200 mN
6,258,800 mN
6,258,400 mN
A
A'
K-13-23
B
B'
K-13-24
C
C'
K-13-25
Conceptual
Pit Limits
(Mar. 2012)
Hole trace histograms:
Red = Au assays
Green = Cu assays
400m

SEABRIDGE GOLD
KERR ZONE
Cross Section 6259770N
View to North-northeast
12 Aug. 2013
DDH K-13-23 Composite Assay Highlights
1000m
800m
600m
400m
200m
000m
A
A'
fault
Conceptual
Pit Limits
(Mar. 2012)
Au Equivalent
Block model (g/t)
(Mar. 2012)
Low Grade
Kerr Zone
0.39g/t Au, 0.57% Cu / 28m
0.26g/t Au, 0.42% Cu / 52m
Late Dyke
Deep Kerr
Zone
0.40g/t Au, 0.73% Cu / 296.2m
0.28g/t Au, 0.31% Cu / 45.2m
Hole trace histograms:
Red = Au assays
Green = Cu assays
K-13-23
200m